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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               For August 31, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
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                                               Jan M. Campbell
                                               Corporate Secretary


Date:  August 31,2005

N E W S   R E L E A S E
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            PRECISION DRILLING CORPORATION ANNOUNCES THE SALE OF ITS
              ENERGY SERVICES AND INTERNATIONAL DRILLING DIVISIONS
                        TO WEATHERFORD INTERNATIONAL LTD.
                    AND A PENDING SALE OF CEDA HOLDINGS LTD.

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CALGARY, ALBERTA, CANADA, August 31, 2005 - Precision Drilling Corporation ("Precision") is pleased to announce that it has completed the sale of its Energy Services and International Drilling divisions to Weatherford International Ltd. ("Weatherford") for a purchase price consisting of 26,000,000 common shares of Weatherford and Cdn $1,130,000,000 cash consideration.

Weatherford common shares trade on the New York Stock Exchange and the closing price of a Weatherford common share was US $67.71 on August 31, 2005.

In addition, Precision has reached an agreement in principal with a private purchaser to sell all of its shares of CEDA Holdings Ltd. for a cash purchase price of about Cdn $273,000,000.

CEDA Holdings Ltd. is the parent company of a number of subsidiaries, which together carry on Precision's industrial cleaning, catalyst handling and mechanical services businesses. It is anticipated that a definitive purchase and sale agreement will be entered into and this transaction should close on or about September 12, 2005.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the trading symbols "PD and PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Hank B. Swartout, Chairman, President and Chief Executive Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website:
www.precisiondrilling.com.